SIMPSON THACHER & BARTLETT LLP

1155 F STREET, N.W.

WASHINGTON, DC 20004

(202) 636-5500

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DIRECT DIAL NUMBER (202) 636-5804	E-MAIL ADDRESS jbonnie@stblaw.com

VIA COURIER AND EDGAR	September 2, 2015

Re:	PJT Partners Inc.
Amendment No. 3 to Registration Statement on Form 10
File No. 001-36869

Christian Windsor, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Dear Mr. Windsor:

On behalf of PJT Partners Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 4 to the above-referenced Registration Statement, marked to show changes from Amendment No. 3 as filed on August 11, 2015. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.

In addition, we are providing the following responses to your August 21, 2015 comment letter regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 4 to the Registration Statement. The responses and information described below are based upon information provided to us by PJT Partners.

NEW YORK     BEIJING    HONG KONG    HOUSTON    LONDON    LOS ANGELES     PALO ALTO    SÃO PAULO    SEOUL    TOKYO

SIMPSON THACHER & BARTLETT LLP

Christian Windsor, Esq.	-2-	September 2, 2015

To facilitate the Staff’s review, we have attached as Annex A to this letter excerpts from the following sections of the Registration Statement marked to show changes from the corresponding sections supplementally submitted to the Staff on August 25, 2015: “The Spin-Off—Organizational Structure Following the Spin-Off,” “Capitalization,” “Unaudited Pro Forma Combined Financial Statements,” and the combined financial statements of PJT Partners.

Organization Structure Following the Spin-Off, page 9

1.	Please clarify your disclosure regarding the voting power of holders of your Class B common stock as it relates to vested and unvested partnership interests of PJT Partners Holdings LP on pages 9-10.

In response to the Staff’s comment, PJT Partners has revised its disclosure on page 10 and elsewhere throughout Amendment No. 4 to clarify that each share of Class B common stock will entitle the holder thereof to a number of votes on applicable matters equal to the number of vested and unvested Partnership Units and LTIP Units in PJT Partners Holdings LP held by such holder.

Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP, page 64

2.	We note your disclosure regarding the relative rights of Participating LTIP Units and Earn Out Units with respect to distributions. Please revise this section to provide a straightforward description of the different types of LTIP Units that you will be eligible to issue (and that you plan to issue) under the Amended and Restate Limited Partnership Agreement of PJT Partners Holdings LP, as well as a description of the eligible recipients of those units, so that investors may more readily understand your disclosures regarding these units elsewhere throughout the information statement.

In response to the Staff’s comment, PJT Partners has enhanced its disclosure in “The Spin-Off—Organizational Structure Following the Spin-Off—Amended and Restated Limited Partnership Agreement of PJT Partners Holdings LP” on pages 64-65 and “Certain Relationships and Related Party Transactions—PJT Partners Holdings LP Limited Partnership Agreement” on page 143 to provide a description of the types of LTIP Units that may be issued under the partnership agreement, as well as a description of each of the two series of LTIP Units that will be outstanding upon consummation of the spin-off and the eligible recipients

SIMPSON THACHER & BARTLETT LLP

Christian Windsor, Esq.	-3-	September 2, 2015

of each series.

Management’s Discussion and Analysis, page 86

Combined Results of Operations, page 84

Six Months Ended June 30, 2015 Compare to Six Months Ended June 30, 2014, page 91

3.	Advisory fees decreased by over $24 million or 19% from the six months ended June 30, 2014 to the six months ended June 30, 2015. You disclose that the number of clients served during those respective periods decreased from 98 to 86 or 12%; however it is unclear from your disclosure why the number of clients served declined. You also disclose of page 33 that both the number of partners and professionals has decreased significantly from 38 and 254, respectively, at June 30, 2014 and 39 and 262, respectively, at December 31, 2014 to 31 and 235, respectively as of June 30, 2015.

•	For purposes of providing greater transparency into the revenue trends you are experiencing, please revise to clearly identity the underlying factors that caused the fluctuations in your advisory fees and placement fees between the periods presented, including the drivers of changes in the number of clients served.

In response to the Staff’s comment, PJT Partners has revised its disclosure on page 92 to discuss the factors that contributed to fluctuations in Advisory Fees and Placement Fees between the periods presented, including factors affecting changes in the number of clients served.

•	In particular, clearly address the significant decrease in advisory fee revenues earned and clients served during the six months ended June 30, 2015 compared to the recent prior period in which you experienced steadily increasing advisory fees.

PJT Partners advises the Staff that the decrease in Advisory Fees during the six months ended June 30, 2015 and the number of clients from which PJT Partners earned Advisory Fees was partially driven by the timing of several large deals that closed in the third quarter of 2015 instead of during the second quarter of 2015 as anticipated and a decrease in transactions during the period. PJT Partners has revised the disclosure on page 92 to so state.

SIMPSON THACHER & BARTLETT LLP

Christian Windsor, Esq.	-4-	September 2, 2015

•	Identify the extent to which the decrease in advisory fees is linked to your reduction in partners and professionals, including the reasons for the changes in staffing levels, clarifying the relation of these trends to your disclosures on page 133 regarding your Employee Matters Agreement.

PJT Partners advises the Staff that the decrease in partners and professionals between June 30, 2014 and June 30, 2015 was primarily due to the termination of certain employees in connection with the spin-off and has revised the disclosure on page 93 to so state. PJT Partners has also enhanced the disclosure on page 93 to clarify that this decrease did not have a significant impact on the changes in Total Revenues between the six months ended June 30, 2014 and six months ended June 30, 2015.

•	Discuss your expectations that such trends will continue in the future.

In response to the Staff’s comment, PJT Partners has enhanced its disclosure on page 93 regarding its expectations with regard to Total Revenues for the year ending December 31, 2015 as compared to the year ended December 31, 2014.

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Please do not hesitate to contact me with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

cc:	Securities and Exchange Commission
Kevin W. Vaughn
Svitlana Sweat
William H. Dorton, Esq.

cc:	The Blackstone Group L.P.
Michael S. Chae
John G. Finley, Esq.